

May 8, 2013

Via E-mail
Mr. James E. Fickenscher
Chief Financial Officer
Auxilium Pharmaceuticals, Inc.
640 Lee Road
Chesterbrook, PA 19087

Re: Auxilium Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 26, 2013
File No. 000-50855

Dear Mr. Fickenscher:

We have reviewed your April 22, 2013 response to our April 9, 2013 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
(2) Summary of Significant Accounting Policies
(e) Revenue Recognition, page 111

1. Tell us why you believe as stated on page 3 of your response that the Company's obligations for the remaining term of the agreement did not materially change particularly considering the additional performance obligations under the transition services agreement executed on March 28, 2013.

2. In your response letter, you indicate that you use the Contingency Adjusted Performance Model ("CAPM") to recognize revenue under the Pfizer agreement. Please address the following:

    - Provide us specific authoritative guidance that supports your accounting policy for recognizing revenue under the "CAPM" Model on a time based model since you could not reasonably estimate the level of effort of the collaboration arrangement;

- Tell us how your accounting policy that revenue from consideration received is recognized on a straight-line basis over the expected period is consistent with the "CAPM" Model;
- Absent specific disclosure in your 10-K, please confirm to us that you have consistently applied the "CAPM" Model in all the years presented.
- Provide us reference to the specific authoritative guidance used to support that your accounting treatment "cumulative catch-up adjustment," for the fourth quarter of 2012, is in accordance with U.S. GAAP.
- Provide us your analysis supporting the accounting you intend to apply to the transitions services agreement executed on March 28. 2013 including the effect of the agreement and its term that extends through April 24, 2014 on your application of the "CAPM" model;
- Tell us the amount of costs you had incurred to date under the Pfizer agreement at November 6, 2012 and from November 7, 2012 through December 31, 2012 and the total remaining costs that you estimate will be incurred from December 31, 2012 including costs incurred related to the transition services agreement indicating separately the amount estimated for the transition services agreement.

3. As requested in our April 9, 2013 letter, please provide a written statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
   - and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant